SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT 3/10/2023

1. NAME OF REPORTING PERSON

Bulldog Investors, LLP

2. CHECK THE BOX IF MEMBER OF A GROUP	a[]
b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) AND 2(e)	[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

DE

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

673,441

9. SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER

673,441

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

673,441 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES	[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

3.91%

14. TYPE OF REPORTING PERSON

IA

1. NAME OF REPORTING PERSON

Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP	a[]
b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) AND 2(e)	[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

1,190,005

9. SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER

1,190,005

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,190,005 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES	[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.91%

14. TYPE OF REPORTING PERSON

IN

1. NAME OF REPORTING PERSON

Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP	a[]
b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) AND 2(e)	[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

1,190,005

9. SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER

1,190,005

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,190,005(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES	[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.91%

14. TYPE OF REPORTING PERSON

IN

Item 1. SECURITY AND ISSUER

This Constitutes Amendment #3 to the schedule 13d filed November 14, 2022. Except as specifically set forth herein, the Schedule 13d remaines unmodified

ITEM 4. PURPOSE OF TRANSACTION The enclosed exhibits pertain to the trustees' self-serving position that shareholders that vote for any nominee other than the incumbent trustees will not have their votes counted.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER (a) As per the N-CSR filed on 08/29/2022 there were 17,231,908 shares of common stock outstanding as of 6/30/2022. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor. As of March 10, 2023 Bulldog Investors, LLP is deemed to be the beneficial owner of 673,441 shares of FDEU (representing 3.91% of FDEU's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.

As of March 10, 2023, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 1,190,005 shares of FDEU (representing 6.91% of FDEU's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b) Bulldog Investors,LLP has sole power to dispose of and vote 0 shares. Bulldog Investors, LLP has shared power to dispose of and vote 673,441 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of FDEU's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 516,564 shares.

c) Since the last filing on 3/6/23 no shares of FDEU were bought or sold.

d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Ehibits A, B, C

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/13/2023

By:	/s/ Phillip Goldstein
Name:	Phillip Goldstein

By:	/s/ Andrew Dakos
Name:	Andrew Dakos

Bulldog Investors, LLP
By:	/s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.